December 29, 2017

Securities and Exchange Commission,

Division of Corporation Finance,

Office of Healthcare & Insurance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re: Atlas Holdings, Inc.—Form S-4 (File No. 333-221707)

Ladies and Gentlemen:

On behalf of our client, Atlas Holdings, Inc. (the “Company”), we enclose herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Amendment No. 1 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”), dated December 19, 2017, concerning the Registration Statement as well as certain revised information and conforming changes resulting therefrom. We are also providing courtesy hard copies of Amendment No. 1, including a version of Amendment No. 1 marked to reflect changes from the initial filing, to you. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 1.

As a result of changes to the Registration Statement, some page references have changed in Amendment No. 1. The page references in the Staff’s comments refer to page numbers in the Registration Statement initially filed, while the page numbers in the Company’s responses refer to page numbers in Amendment No. 1. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

Securities and Exchange Commission

December 29, 2017

In response to a number of the comments, the Company has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its initial filing was deficient or inaccurate in any respect. Accordingly, any changes reflected in Amendment No. 1, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Questions and Answers about the Combination and the Special Meeting

Q: What Impax stockholder vote is required for the approval of each proposal, page 3

1.	Please disclose the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates. See Item 3(h) of Form S-4.

Response:

In response to the Staff’s request, the Company has revised the disclosure on page 3 of Amendment No. 1.

Summary

Simplified Post-Combination Combined Company Structure Immediately Following Closing, page 11

2.	With reference to page 71, please expand your disclosure to provide a brief description of how the PIPE Investment will affect the combined company structure, including how it will affect the distribution of voting rights and economic rights. Please also including a diagram either here or on page 71 that shows that PIPE investors will hold a combined 15% of New Amneal shares.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 12-13 of Amendment No. 1.

Securities and Exchange Commission

December 29, 2017

Termination and Termination Fees, page 16

3.	Please revise your disclosure in this section to indicate that Impax will be required to pay a termination fee of $45 million if Impax terminates the BCA to enter into a Superior Proposal.

Response:

In response to the Staff’s request, the Company has revised the disclosure on page 18 of Amendment No. 1.

Directors and Executive Officers of New Amneal After the Combination

Corporate Governance, page 19

4.	Please revise your disclosure in these sections, and elsewhere in your prospectus as appropriate, to reflect the fact that given the current projected ownership, TPG will be entitled to nominate one director to the board and the board may be expanded to accommodate such director.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 21 and 226 of Amendment No. 1.

Risk Factors

General, page 25

5.	Please include a risk factor disclosing the exclusive forum provision in the New Amneal Charter.

Response:

In response to the Staff’s request, the Company has added the requested risk factor on page 60 of Amendment No. 1.

The Combined Company may not be able to generate sufficient..., page 54

6.	Please disclose your anticipated debt service obligation.

Response:

In response to the Staff’s request, the Company has revised the disclosure on page 57 of Amendment No. 1.

Securities and Exchange Commission

December 29, 2017

The Combination

PIPE Investment, page 71

7.	We note your disclosure that following the Redemption, members of the Amneal Group will sell “Class A Common Stock and Class B-1 Common Stock” to the PIPE Investors. Please revise to clarify whether TPG will be the only PIPE Investor to receive Class B-1 Common Stock and the number of shares to be issued for each of Class A Common Stock and Class B-1 Common Stock. In addition, please disclose the anticipated effect of this sale on the proportion of the outstanding shares of Class A common stock held by former Impax stockholders.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 74-75 of Amendment No. 1.

Background of the Combination, page 72

8.	We note your disclosure of the release of financial results showing a decrease in total revenues and higher net losses. Please explain the drivers for such fluctuations, why these results prompted the company to pursue other strategic alternatives, and why this ultimately led to pursuing the transaction with Amneal.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 77, 78 and 80 of Amendment No. 1.

9.	We note references to Impax’s prospects as a stand-alone company and other strategic alternatives and business development opportunities potentially available to Impax. Please disclose the alternatives considered and explain why the board chose not to pursue such alternatives.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 78-79 of Amendment No. 1.

Securities and Exchange Commission

December 29, 2017

10.	Please disclose any relationships or agreements between Impax and Amneal, including between management, prior to April 25, 2017.

Response:

In response to the Staff’s request, the Company has revised the disclosure on page 77 of Amendment No. 1.

11.	On page 73, you disclose that Mr. Bisaro expressed his preliminary view on April 29, 2017 that the equity split should be approximately 70% ownership of the Existing Amneal Members and approximately 30% ownership for Impax Stockholders. Please expand your disclosure to describe the considerations in proposing this equity split, including any valuation on which such proposal was based. Please provide similar disclosure for each counter offer in negotiating the equity split, including the final agreed-upon equity split. To the extent the board considered the trading price of Impax stock or whether Impax holders would receive a premium, please also disclose such considerations and how they impacted negotiations. In addition, please disclose the reasons for choosing to conduct an all-stock transaction.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 78, 79, 81 and 85 of Amendment No. 1.

12.	We note your disclosure on page 74 that you met with representatives of Party B, Party C and Party D in June 2017 to have preliminary discussions with such parties. Please expand your disclosure to describe the type of company, the type of transaction discussed and the reason(s) why these transactions were not pursued. Please also disclose whether such contacts were solicited by Impax or were unsolicited.

Response:

In response to the Staff’s request, the Company has revised the disclosure on page 79 of Amendment No. 1.

Securities and Exchange Commission

December 29, 2017

13.	Please disclose why the Board decided not to initiate an auction process as discussed at the meeting on September 11, 2017.

Response:

In response to the Staff’s request, the Company has revised the disclosure on page 81 of Amendment No. 1.

14.	Please revise to disclose the negotiations surrounding the definition of an Intervening Event with respect to Impax’s Fiduciary Outs. Please also disclose any material discussions by the Impax board in determining to forgo a Go-Shop period and agreeing to a $45 million termination fee in the event of a superior proposal.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 82, 83 and 84 of Amendment No. 1.

Risks and Potential Negative Factors, page 83

15.	We note your disclosure that “no other potential counterparties have expressed an interest in any alternative transaction with Impax.” This is inconsistent with your disclosure on page 74. Please explain.

Response:

In response to the Staff’s request, the Company has revised the disclosure on page 90 of Amendment No. 1 to clarify that no other potential counterparties have expressed an interest in any alternative transaction with Impax since September 21, 2017.

Opinion of Impax’s Financial Advisor, page 90

16.	Please explain why the four companies used in the Comparable Company Analysis for Impax were chosen over other similar companies that are also among the top generic U.S. pharmaceutical companies. Please provide similar disclosure for the analyses related to Amneal. Please also disclose the underlying data used to calculate the multiples for each company.

Response:

In response to the Staff’s comment, additional disclosures have been included on pages 100 and 103 of Amendment No. 1.

Securities and Exchange Commission

December 29, 2017

17.	Please disclose the underlying data used to calculate the multiples in the Precedent Transactions Analysis, as well as the date, size and purchase price of each transaction. Please also clarify how the results of the precedent transaction analysis were used to determine that the merger consideration was fair. Please provide similar clarification with respect to the Equity Research Analysts’ Price Targets, the Historical Trading Ranges and the Equity Research Analysts’ Price Targets.

Response:

In response to the Staff’s comment to disclose the underlying data used to calculate the multiples in the Precedent Transactions Analysis, as well as the date, size and purchase price of each transaction, additional disclosures have been included on page 101 of Amendment No. 1.

With respect to the Staff’s comment to clarify how the results of the precedent transaction analysis were used to determine that the merger consideration was fair, as disclosed on pages 106-107 of Amendment No. 1, in arriving at Morgan Stanley’s opinion, Morgan Stanley considered the results of all its analyses as a whole. Morgan Stanley notes that, because the transaction resulted in a change of control for Impax and not Amneal, Morgan Stanley did not conduct a precedent transaction analysis for Amneal and, as a result, there was no directly corresponding valuation methodology for Amneal to which the results of the Impax precedent transaction analysis could be compared. Accordingly, in conducting its implied Impax value contribution analysis, Morgan Stanley did not utilize the Impax precedent transaction analysis. However, Morgan Stanley considered the results of the Impax precedent transaction analysis, including the range of implied equity values of Impax, as part of the mix of factors that it took into account in delivering its opinion.

With respect to the Equity Research Analysts’ Price Targets, the Historical Trading Ranges and the Equity Research Analysts’ Price Targets clarification, as noted on pages 102-103 of Amendment No. 1, these calculations were presented for reference purposes only and were not relied upon for valuation purposes.

Securities and Exchange Commission

December 29, 2017

18.	We note your disclosure in the Discounted Cash Flow Analysis on page 98 that the implied equity value of Impax was $4 billion to $6.21 billion. Please clarify whether this is the implied equity value of Amneal. If not, please explain how you calculated this implied equity value for Impax.

Response:

In response to the Staff’s request, the Company has revised the disclosure on page 105 of Amendment No. 1.

19.	Please show the underlying calculations for each of the implied Impax value contribution ranges.

Response:

In response to the Staff’s request, the Company has added additional disclosures on page 105 of Amendment No. 1.

Certain Tax Consequences of the Combination, page 101

20.	Please remove the word “Certain” from the heading for this section. Please also revise to provide a firm opinion for each material tax consequence. To the extent that you use a short-form tax opinion, please revise to clearly state that the disclosure in this section is the opinion of counsel and to identify and articulate the opinions being rendered by counsel. Please also revise to remove the assumption that the merger and subsequent conversion will qualify as a reorganization within the meaning of Section 368(a) of the Code as this assumes the tax consequence at issue. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages i, 8, 18 and 109 of Amendment No. 1 to remove the word “Certain” from the heading of the section. The Company has also revised the disclosure on page 110 of Amendment No. 1 to remove the assumption that the merger and subsequent conversion will qualify as a as a reorganization within the meaning of Section 368(a) of the Code. Sullivan & Cromwell LLP, counsel to the Company, has provided a short-for tax opinion which has been filed as Exhibit 8.1 to Amendment No. 1. The disclosure in Amendment No. 1 and the tax opinion provided by Sullivan & Cromwell LLP have been revised to clearly state that the disclosure contained in this section of Amendment No. 1 is the opinion of counsel and to identify and articulate the opinions being rendered by counsel.

Securities and Exchange Commission

December 29, 2017

Business

Amneal Business, page 111

21.	Your discussion here quantifies adjusted EBITDA; however, your presentation here lacks mention of the most comparable GAAP measure, which causes your presentation of non- GAAP measure here to be more prominent than the most directly comparable GAAP measure. Similarly, on page 114 under the heading “Recent Performance”, you highlight that adjusted EBITDA for the year ended December 31, 2014 increased from adjusted EBITDA to the year ended December 31, 2016 without mention of the most comparable GAAP measure. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, and revise your disclosures throughout the registration statement accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 121, 124 and 128 of Amendment No. 1. In addition, the Company respectfully advises the Staff that it has reviewed all presentations of non-GAAP financial measures throughout the Registration Statement and made revisions to include the most directly comparable GAAP measure in Amendment No. 1.

Recently Issued Accounting Pronouncements, page 152

22.	Please revise this section to address the recently issued accounting pronouncements from the registrant’s perspective as a public business entity rather than Amneal’s historical perspective as a nonpublic entity. Provide disclosure that clearly explains the differences between these perspectives as it applies to the dates the registrant going forward as a public business entity will be required to implement the respective guidance. Refer to Staff Accounting Bulletin 74. As part of your disclosure, clearly address the registrant’s adoption of ASU 2014-09, including dates, methods, and expected impact of implementation.

Response:

In response to the Staff’s comment, the Company has revised the disclosures in the Recently Issued Accounting Pronouncements section on pages 163-165 of Amendment No. 1. Specifically, the revised disclosure addresses the recently issued accounting pronouncements from New Amneal’s perspective as a public business entity.

Securities and Exchange Commission

December 29, 2017

Comparison of Stockholders’ Rights

Number of Directors, page 212

23.	Please revise your description of New Amneal Stockholder Rights to address TPG’s eligibility to elect one director to the board. In addition, please disclose the “certain ownership criteria” that Amneal must meet in order to designate six nominees.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 225-226 of Amendment No. 1.

Beneficial Ownership of Impax Common Shares, page 223

24.	Please revise the security ownership table to include (i) the number of common shares held by all directors and named executive officers of Impax as a group and (ii) an explanation of the amounts as to which each beneficial owner has sole voting power, shared voting power, sole investment power or shared investment power. See Item 403(b) and Instruction 2 to Item 403 of Regulation S-K.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 236-237 of Amendment No. 1.

Directors and Executive Officers of New Amneal After the Combination, page 225

25.	Please provide the disclosure required by Item 402 of Regulation S-K for each person who will serve as an executive officer or director of the combined company. We note in particular that Mr. Chirag Patel and Mr. Chintu Patel will sever as directors. Refer to Item 18(a)(7) of Form S-4.

Securities and Exchange Commission

December 29, 2017

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the disclosure required by Item 402 of Regulation S-K is not required for Mr. Chirag Patel or Mr. Chintu Patel since Messrs. Patel and Patel are not expected to serve as executive officers of the combined company (rather they will only serve as non-employee directors) and they did not receive any compensation in respect of their service as non-employee directors of Amneal in 2017. The disclosure required by Item 402 of Regulation S-K for persons currently serving for Impax who will continue to serve as executive officers or directors of the combined company is currently incorporated by reference to Impax’s Annual Report on Form 10-K filed with the SEC on March 1, 2017 (which incorporates certain portions of the Schedule 14A proxy statement filed with the SEC on April 5, 2017), and the Company has provided additional disclosure for certain subsequent material executive compensation actions.

In response to the Staff’s request, the Company has revised the disclosure on page 207 of Amendment No. 1.

Amneal Related Party Disclosures, page 229

26.	Please file the license and commercialization agreement with Adello Biologics, LLC and the License, Supply and Distribution Agreement with Gemni Laboratories, LLC dated April 13, 2016 as exhibits to the registration statement. In the alternative, please tell us why you are not required to file such agreements.

Response:

The Company acknowledges the Staff’s request but respectfully advises the Staff that it believes neither such agreement is required to be filed as an exhibit to the Registration Statement. In particular, the Company believes it has disclosed all information required to be disclosed with respect to such agreements under Item 404 of Regulation S-K and that no other information related to such agreements or the related person in the context of each such agreement is material to the investment decision to be made by Impax stockholders in respect of the business combination transaction.

The Company also notes that it does not believe that either agreement is material to Amneal’s business (or, following the closing of the business combination, the Company’s business) and that it views each such agreement, which is focused on the licensing, development and commercialization of products, as being of the type that ordinarily accompanies the kind of business conducted by Amneal (and

Securities and Exchange Commission

December 29, 2017

following the closing, the kind of business that will be conducted by the Company) in the generic pharmaceuticals industry. The Company notes that no current directors or officers of Amneal (or expected directors or officers of the Company) are party to either such agreement, the business of Amneal is not (and following the closing, the Company will not be) substantially dependent on either such agreement and that neither such agreement calls for the acquisition or sale of any material assets (including any property, plant or equipment) of Amneal or, following the closing, the Company.

Notes to Consolidated Financial Statements

Annual Financial Statements of Amneal Pharmaceuticals LLC and Subsidiaries

2. Summary of Significant Accounting Policies, page FS-32

27.	Please tell us your consideration of providing the disclosures required under ASC 280- 10-50 related to segments. Specifically tell us why you do not provide the disclosures required by ASC 280-10-50-40 regarding revenues from external customers for each product and service or each group of similar product and service as well as the disclosures required by ASC 280-10-50-41 regarding information about geographic areas.

Response:

The guidance in ASC 280, including the disclosure requirements in ASC 280-10-50, is applicable to public entities. A public entity is defined in ASC 280-10-20 as:

“A business entity or a not-for-profit entity that meets any of the following conditions:

a. It has issued debt or equity securities or is a conduit bond obligor for conduit debt securities that are traded in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local or regional markets).

b. It is required to file financial statements with the Securities and Exchange Commission (SEC).

c. It provides financial statements for the purpose of issuing any class of securities in a public market.”

The Company has concluded that Amneal did not meet the definition of a public entity, and therefore, the guidance in ASC 280 was not applicable.

Securities and Exchange Commission

December 29, 2017

4. Trade Accounts Receivable, page FS-44

28.	You state in this footnote that you do not believe you are dependent upon any single customer. However, your risk factor on page 43 states that “the loss of any one or more of these or any other major customer or the substantial reduction in orders from any one or more of Amneal’s major customers could have a material adverse effect upon Amneal’s future operating results and financial condition.” Please revise your disclosure to address this inconsistency.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 46 and FS-44 of Amendment No. 1.

General

29.	Please provide us with copies of the materials that Morgan Stanley prepared and shared with the board of directors in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

Response:

The Company acknowledges the request for copies of materials, including board books, Morgan Stanley prepared and shared with the board of directions in connection with the transaction. The presentations are being provided to the Staff under separate cover by Morgan Stanley’s counsel on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1834, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, Morgan Stanley’s counsel has requested that such materials be returned promptly following completion of the Staff’s review thereof. Morgan Stanley’s counsel has also requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

30.	Please file as exhibits any employment agreements with persons who will serve as executive officers of the combined company.

Response:

The Company acknowledges the Staff’s comment and has filed Exhibits 10.5, 10.6 and 10.7 with Amendment No. 1 in response.

Securities and Exchange Commission

December 29, 2017

31.	Please provide beneficial ownership disclosure of Amneal, as required by Item 18(a)(5)(ii) of Form S-4. See also Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment, but respectfully notes that Amneal is neither the registrant nor the acquired company in the business combination transaction contemplated by the Registration Statement and is not soliciting proxies from Impax stockholders in connection with the transaction. For that reason, the Company respectfully advises the Staff that it does not believe a table of beneficial ownership disclosure under Item 18(a)(5)(ii) of Form S-4 is required to be included in the Registration Statement for Amneal. However, to address the Staff’s comment, the Company has revised disclosure on page 73 of Amendment No. 1 to clarify that Amneal Holdings, LLC is currently the sole beneficial owner of all outstanding membership interests of Amneal and, immediately following the consummation of the Combination and the PIPE Investment, will be the sole beneficial owner of all of the outstanding Amneal Common Units (other than Amneal Common Units held by Amneal Holdings, Inc.).

The Company also respectfully advises the Staff that the power to vote or make investment decisions with respect to the outstanding membership interests of Amneal held by Amneal Holdings, LLC resides solely with Amneal Holdings, LLC itself. Amneal Holdings, LLC is managed by a board of managers consisting of four individuals (which includes Chirag Patel and Chintu Patel) and which can only act by at least majority approval (and in most cases, unanimous approval). None of the members of the board of managers of Amneal Holdings, LLC may act alone to direct the voting or disposition of the membership interests or otherwise has voting or investment power over the outstanding membership interests of Amneal held by Amneal Holdings, LLC through their direct or indirect ownership interest in Amneal Holdings, LLC. As a result, no individual manager or member of Amneal Holdings, LLC should be deemed a beneficial owner of any outstanding membership interests of Amneal.

*    *    *

Securities and Exchange Commission

December 29, 2017

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile ((212) 291-9025) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

cc:	Erin Jaskot

Irene Paik

Sasha Parikh

Kevin Vaughn

(Securities and Exchange Commission)

Bryan M. Reasons

(Atlas Holdings, Inc.)

Francis J. Aquila

Matthew G. Hurd

(Sullivan & Cromwell LLP)